UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

CELANESE AG
(Exact name of Registrant as Specified in its Charter)

CELANESE CORPORATION
(Translation of Registrant’s name into English)

Frankfurter Strasse 111
61476 Kronberg/Ts., Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If ‘‘Yes’’is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-     .

CELANESE AG

On January 16, 2006, Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued its Disclosure Notice in accordance with Section 15 of the German Securities Trading Law, in regard to an ad hoc notice dated March 15, 2005, whereby Celanese AG indicated that all 44 applications for the initiation of judicial award proceedings on the appropriateness of the guaranteed fixed annual payment (Ausgleich), and the cash compensation (Abfindung), as set forth in the domination and profit and loss transfer agreement between Celanese Europe Holding GmbH & Co. KG and Celanese AG, were dismissed for formal reasons as inadmissible by Frankfurt am Main Higher Regional Court. The Frankfurt am Main Higher Regional Court ruled today on Celanese AG that of the 33 appeals lodged immediately, 23 applications were admissible. The proceedings will therefore continue in Frankfurt am Main District Court. The Disclosure Notice is attached as Exhibit 99.1 hereto and incorporated by reference herein.

EXHIBITS

Exhibit No.	Exhibit

99.1	Disclosure Notice in accordance with Section 15 of the German Securities Trading Law issued January 16, 2006, in regard to an ad hoc notice dated March 15, 2005, whereby Celanese AG indicated that all 44 applications for the initiation of judicial award proceedings on the appropriateness of the guaranteed fixed annual payment (Ausgleich), and the cash compensation (Abfindung), as set forth in the domination and profit and loss transfer agreement between Celanese Europe Holding GmbH & Co. KG and Celanese AG, were dismissed for the formal reasons as inadmissible by Frankfurt am Main Higher Regional Court. The Frankfurt am Main Higher Regional Court ruled today on Celanese AG that of the 33 appeals lodged immediately, 23 applications were admissible. The proceedings will therefore continue in Frankfurt am Main District Court.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELANESE AG (Registrant)
By: /s/ Peter Jakobsmeier Name: Peter Jakobsmeier Title: Member of the Management Board (Chief Financial Officer)

Date: January 16, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Disclosure Notice in accordance with Section 15 of the German Securities Trading Law issued January 16, 2006, in regard to an ad hoc notice dated March 15, 2005, whereby Celanese AG indicated that all 44 applications for the initiation of judicial award proceedings on the appropriateness of the guaranteed fixed annual payment (Ausgleich), and the cash compensation (Abfindung), as set forth in the domination and profit and loss transfer agreement between Celanese Europe Holding GmbH & Co. KG and Celanese AG, were dismissed for the formal reasons as inadmissible by Frankfurt am Main Higher Regional Court. The Frankfurt am Main Higher Regional Court ruled today on Celanese AG that of the 33 appeals lodged immediately, 23 applications were admissible. The proceedings will therefore continue in Frankfurt am Main District Court.